Filed Pursuant to Rule 424(b)(3)

Registration No. 333-274564

Prospectus Supplement No. 14

(To Prospectus dated December 15, 2023)

ALLURION TECHNOLOGIES, INC.

Up to 56,548,268 Shares of Common Stock

This prospectus supplement no. 14 (this “Prospectus Supplement”) amends and supplements the prospectus dated December 15, 2023 (as supplemented or amended from time to time, the “Prospectus”) which forms part of our Registration Statement on Form S-1/A (Registration Statement No. 333-274564). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on December 31, 2024 (the “8-K”). Accordingly, we have attached the 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “ALUR” and our public warrants are listed on the NYSE under the symbol “ALUR.WS”. On December 30, 2024, the last quoted sale price for shares of our common stock as reported on the NYSE was $0.4549 per share, and the last quoted sale price for our public warrants as reported on the NYSE was $0.0400 per warrant.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 26 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 31, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 23, 2024

ALLURION TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41767	92-2182207
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

11 Huron Drive
Natick, Massachusetts	01760
(Address of principal executive offices)	(Zip Code)

(508) 647-4000

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ALUR	The New York Stock Exchange
Warrants to purchase 1.420455 shares of common stock, each at an exercise price of $8.10 per share of common stock	ALUR WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03 Material Modification to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the information contained in Item 5.03 of this Current Report on Form 8-K is incorporated by reference herein.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

As previously disclosed, at the 2024 Annual Meeting of Stockholders of Allurion Technologies, Inc. (the “Company”) held on December 16, 2024 (the “Annual Meeting”), and upon the recommendation of the Board of Directors (the “Board”) of the Company, the Company’s stockholders approved a certificate of amendment (the “Charter Amendment”) to the Company’s Amended and Restated Certificate of Incorporation to effect a reverse stock split of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), at a ratio between 1-for-10 and 1-for-25, with the final ratio to be determined by the Board in its sole discretion.

On December 23, 2024, following the Annual Meeting, the Board approved a reverse stock split of the Common Stock at a ratio of 1-for-25 (the “Reverse Stock Split”). Effective as of 12:01 a.m. Eastern Time on January 3, 2025, the Company filed an amendment (the “Certificate of Amendment”) to its Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time, to effectuate the Reverse Stock Split.

As a result of the Reverse Stock Split, every 25 shares of the Company’s Common Stock issued or outstanding will be automatically reclassified into one validly issued, fully-paid and non-assessable new share of Common Stock, subject to the treatment of fractional shares as described below, without any action on the part of the holders. Trading of the Common Stock on the New York Stock Exchange (the “NYSE”) will commence on a split-adjusted basis at market open on January 3, 2025, under the existing trading symbol “ALUR.” The new CUSIP number for the Company’s Common Stock following the Reverse Stock Split will be 020008G 201.

No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders who would otherwise be entitled to receive fractional shares as a result of the Reverse Stock Split will automatically be entitled to receive an additional fraction of a share of Common Stock to round up to the next whole share.

Proportional adjustments will also be made to the number of shares of Common Stock awarded and available for issuance under the Company’s equity incentive plans, as well as the exercise price and the number of shares issuable upon the exercise or conversion of the Company’s outstanding stock options, restricted stock units and other equity securities under the Company’s equity incentive plans. Additionally, all outstanding convertible notes will be adjusted in accordance with their terms, which will, among other changes to the convertible note terms, result in proportionate adjustments being made to the number of shares issuable upon exercise of such convertible notes and to the exercise and redemption prices of such convertible notes. All outstanding warrants will also be adjusted in accordance with their terms, which will, among other changes to the warrant terms, result in proportionate adjustments being made to the number of shares issuable upon exercise of such warrants and to the exercise and redemption prices of such warrants. Specifically, following the effectiveness of the reverse stock split, every twenty five (25) shares of Common Stock that may be purchased pursuant to the exercise of public warrants will represent one (1) share of Common Stock that may be purchased pursuant to such warrants. Accordingly, for the Company’s warrants trading under the symbol “ALUR WS” on the NYSE, each whole public warrant will be exercisable for 0.056818 shares of common stock at an exercise price of $202.50 per share of Common Stock, which is based on each public warrant being exercisable for 1.420455 shares of common stock before the reverse stock split, adjusted for the 25:1 reverse stock split ratio.

The foregoing description of the Charter Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Charter Amendment, a copy of which is filed as Exhibit 3.1 to this Form 8-K and is incorporated herein by reference.

Item 8.01 Other Events.

On December 24, 2024, the Company issued a press release announcing the Reverse Stock Split and other related information. A copy of the press release is furnished herewith as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Cautionary Note Regarding Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the U.S. federal and state securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions and include statements regarding the effects of the Reverse Stock Split, including the trading of the Company’s common stock and public warrants on NYSE following the Reverse Stock Split. Forward-looking statements are predictions, projections and other statements about future events that reflect the current beliefs and assumptions of the Company’s management based on information currently available to them and, as a result, are subject to risks and uncertainties. Many factors could cause actual future results or developments to differ materially from the forward-looking statements in this communication, including but not limited to (i) the ability of the Company to obtain and maintain regulatory approvals for and successfully commercialize its products and offerings, including the Allurion Balloon, (ii) the timing of, and results from, the Company’s clinical studies and trials, (iii) the evolution of the markets in which the Company competes, (iv) the ability of the Company to defend its intellectual property and satisfy regulatory requirements, (v) the impact of global economic conditions and geopolitical events on the Company’s business, (vi) the Company’s expectations regarding its market opportunities, (vii) the risk of economic downturns and a changing regulatory landscape in the highly competitive industry in which the Company operates, (viii) the risk that the Company’s noncompliance with NYSE continued listing standards may impact the Company’s results of operations, business operations and reputation and the trading prices and volatility of the Company’s common stock, and (ix) the Company’s ability to continue to meet NYSE continued listing standards. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K filed on March 26, 2024 (as subsequently amended), Quarterly Report on Form 10-Q filed on November 13, 2024, and other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit	Description

3.1	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Allurion Technologies, Inc.

99.1	Press release, dated December 24, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 31, 2024	ALLURION TECHNOLOGIES, INC.

	By:	/s/ Brendan Gibbons
	Name:	Brendan Gibbons
	Title:	Chief Legal Officer

Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ALLURION TECHNOLOGIES, INC.

ALLURION TECHNOLOGIES, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is Allurion Technologies, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was January 25, 2023 under the name Allurion Technologies Holdings, Inc. The Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 31, 2023, and has been amended by a Certificate of Designations of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on June 28, 2024 (the Amended and Restated Certificate of Incorporation, as so amended, the “Certificate of Incorporation”).

2.  This Certificate of Amendment hereby amends Article IV of the Certificate of Incorporation by adding the following paragraphs after the first paragraph of Article IV, as follows:

“Effective as of 12:01 a.m. Eastern time on January 3, 2025 (the “Effective Time”), each twenty five (25) shares of Common Stock issued and outstanding (or held in treasury) immediately prior to the Effective Time (the “Old Common Stock”) shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of Common Stock (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “reverse stock split”). The reverse stock split shall not affect the total number of shares of capital stock, including the Common Stock, that the Corporation is authorized to issue, which shall remain as set forth under this Article IV.

The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time without any further action on the part of the Corporation or the holders of shares of New Common Stock and whether or not certificates representing such holders’ shares prior to the reverse stock split are surrendered for cancellation. Upon the Effective Time, all references to “Common Stock” in this Certificate of Incorporation shall be to the New Common Stock.

The reverse stock split will be effectuated on a stockholder-by-stockholder (as opposed to certificate-by-certificate) basis, except that the reverse stock split will be effectuated on a certificate-by-certificate basis for shares held by registered holders, as applicable. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. The Corporation shall not be obligated to issue new certificates evidencing the shares of New Common Stock outstanding as a result of the reverse stock split unless and until the certificates evidencing the shares held by a holder prior to the reverse stock split are either delivered to the Corporation or its current transfer agent, or the holder notifies the Corporation or such transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock upon the effectiveness of the reverse stock split shall be entitled to receive a whole share of New Common Stock in lieu of any fractional share created as a result of such reverse stock split.”

3. The stockholders of the Corporation have duly approved the foregoing amendment in accordance with the provisions of Section 211 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of this 31st day of December, 2024.

ALLURION TECHNOLOGIES, INC.

By:	/s/ Shantanu Gaur
Name: Shantanu Gaur
Title: Chief Executive Officer

Exhibit 99.1

Allurion Technologies, Inc. Announces Reverse Stock Split

NATICK, Mass., December 24, 2024 (GLOBE NEWSWIRE) – Allurion Technologies, Inc. (NYSE: ALUR) (“Allurion” or the “Company”), a company dedicated to ending obesity, today announced that its Board of Directors has determined to effect a one-for-twenty five reverse stock split of the Company’s common stock, par value $0.0001 per share (the “Common Stock”).

The reverse stock split will take effect at 12:01 a.m. Eastern Time on January 3, 2025, and the Company’s Common Stock will begin trading on a split-adjusted basis on The New York Stock Exchange (“NYSE”) as of the opening of trading on January 3, 2025. The CUSIP number of 02008G 201 will be assigned to the Company’s Common Stock when the reverse stock split becomes effective.

When the reverse stock split becomes effective, every twenty five (25) of the Company’s issued shares of Common Stock will be combined into one (1) issued share of Common Stock, without any change to the par value per share. This will reduce the number of outstanding shares of Common Stock from approximately 67,781,585 million shares to approximately 2,711,263 million shares.

No fractional shares will be issued in connection with the reverse stock split. Stockholders who would otherwise hold a fraction of a share of Common Stock of the Company will automatically be entitled to receive an additional fraction of a share of Common Stock to round up to the next whole share.

Proportional adjustments will also be made to the number of shares of Common Stock awarded and available for issuance under the Company’s equity incentive plans, as well as the exercise price and the number of shares issuable upon the exercise or conversion of the Company’s outstanding stock options, restricted stock units and other equity securities under the Company’s equity incentive plans. Additionally, all outstanding convertible notes will be adjusted in accordance with their terms, which will, among other changes to the convertible note terms, result in proportionate adjustments being made to the number of shares issuable upon exercise of such convertible notes and to the exercise and redemption prices of such convertible notes. All outstanding warrants will also be adjusted in accordance with their terms, which will, among other changes to the warrant terms, result in proportionate adjustments being made to the number of shares issuable upon exercise of such warrants and to the exercise and redemption prices of such warrants. Specifically, following the effectiveness of the reverse stock split, every twenty five (25) shares of Common Stock that may be purchased pursuant to the exercise of public warrants will represent one (1) share of Common Stock that may be purchased pursuant to such warrants. Accordingly, for the Company’s warrants trading under the symbol “ALUR WS”, each whole public warrant will be exercisable for 0.056818 shares of common stock at an exercise price of $202.50 per share of Common Stock, which is based on each public warrant being exercisable for 1.420455 shares of common stock before the reverse stock split, adjusted for the 25:1 reverse stock split ratio.

Stockholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the consequence of the reverse stock split reflected in their accounts on or after January 3, 2025. Such beneficial holders may contact their bank, broker, or nominee for more information.

The reverse stock split ratio approved by the Board of Directors is within the previously disclosed range of ratios for a reverse stock split authorized by the stockholders of the Company at the 2024 Annual Meeting of Stockholders of the Company held on December 16, 2024.

On August 12, 2024, the Company received a letter (the “Minimum Price Requirement Letter”) from the staff at the NYSE notifying the Company that, for the 30 consecutive trading days prior to the date of the Minimum Price Requirement Letter, the closing bid price for the Common Stock had been below the minimum $1.00 per share, as set forth in Rule 802.01C of the NYSE Listed Company Manual, which is required for continued listing of the Common Stock on the NYSE (the “Minimum Price Requirement”).

The Company believes that the reverse stock split will increase the market price for its Common Stock and cure the deficiency in the Minimum Price Requirement.

About Allurion

Allurion is dedicated to ending obesity. The Allurion Program is a weight loss platform that features the Allurion Gastric Balloon, the world’s first and only swallowable, Procedure-lessTM intragastric balloon for weight loss, and offers access to the Allurion Virtual Care Suite, including the Allurion Mobile App for consumers, Allurion Insights for health care providers featuring the Coach Iris Platform, and the Allurion Connected Scale. The Allurion Virtual Care Suite is also available to providers separately from the Allurion Program to help customize, monitor and manage weight loss therapy for patients regardless of their treatment plan: gastric balloon, surgical, medical or nutritional. The Allurion Gastric Balloon is an investigational device in the United States.

For more information about Allurion and the Allurion Virtual Care Suite, please visit www.allurion.com.

Allurion is a trademark of Allurion Technologies, Inc. in the United States and countries around the world.

Forward-Looking Statements

This press release may contain certain forward-looking statements within the meaning of the U.S. federal and state securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions and include statements regarding the Company’s expectations with respect to the timing and execution of its reverse stock split and the Company’s intentions or ability to satisfy the continued listing standards of the NYSE, including the Minimum Price Requirement. Forward-looking statements are predictions, projections and other statements about future events that reflect the current beliefs and assumptions of Allurion’s management based on information currently available to them and, as a result, are subject to risks and uncertainties. Many factors could cause actual future results or developments to differ materially from the forward-looking statements in this communication, including but not limited to (i) the ability of Allurion to obtain and maintain regulatory approvals for and successfully commercialize its program, including the Allurion Balloon, its VCS platform, and its compounded GLP-1 program, in the United States and abroad, (ii) the timing of, and results from, our clinical studies and trials and submission of such results to regulatory authorities, (iii) the evolution of the markets in which Allurion competes, (iv) the ability of Allurion to defend its intellectual property, (v) the impact of the COVID-19 pandemic, the Russia and Ukraine war, and the conflict in the Middle East on Allurion’s business, (vi) Allurion’s expectations regarding its market opportunities, including those for the Allurion Program, its VCS platform, and its compounded GLP-1 program (vii) the risk of economic downturns and a changing regulatory landscape in the highly competitive industry in which Allurion operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Allurion’s Annual Report on Form 10-K filed on March 26, 2024 (as subsequently amended), Quarterly Report on Form 10-Q filed on November 13, 2024, and other documents filed by Allurion from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Allurion assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Allurion does not give any assurance that it will achieve its expectations.

Global Media:

Cedric Damour

PR Manager

+33 7 84 21 02 20

cdamour@allurion.com

Investor Contact:

Mike Cavanaugh, Investor Relations

ICR Westwicke

(617) 877-9641

mike.cavanaugh@westwicke.com